SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Overseas Shipholding Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

69036R863
(CUSIP Number)
Cyrus Capital Partners, L.P. 65 East 55th Street, 35th Floor New York, New York 10022 (212) 380-5800
Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,704,082*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,704,082*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,704,082*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 23.6%**
14	TYPE OF REPORTING PERSON PN/IA

* Includes (i) 13,851,382 Warrants to purchase 2,636,376 shares of Class A Common Stock (see Item 6) and (ii) 102,365 shares of restricted Class A Common Stock that were granted to CCP by the Company pursuant to the Company's Non-Employee Director Incentive Compensation Plan (the "Director Shares"). The Warrants may be exercised subject to certain restrictions set forth in the terms of the Warrants and the Company's organizational documents. Certain Director Shares are subject to vesting requirements.

** The applicable percentage beneficially owned by the Reporting Persons as shown herein is computed based on an aggregate of 85,263,690 shares of Class A Common Stock outstanding as of March 4, 2019, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on March 15, 2019.

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,704,082*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,704,082*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,704,082*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 23.6%**
14	TYPE OF REPORTING PERSON OO

* Includes (i) 13,851,382 Warrants to purchase 2,636,376 shares of Class A Common Stock (see Item 6) and (ii) 102,365 Director Shares. The Warrants may be exercised subject to certain restrictions set forth in the terms of the Warrants and the Company's organizational documents. Certain Director Shares are subject to vesting requirements.

** The applicable percentage beneficially owned by the Reporting Persons as shown herein is computed based on an aggregate of 85,263,690 shares of Class A Common Stock outstanding as of March 4, 2019, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on March 15, 2019.

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,704,082*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,704,082*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,704,082*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 23.6%**
14	TYPE OF REPORTING PERSON IN

* Includes (i) 13,851,382 Warrants to purchase 2,636,376 shares of Class A Common Stock (see Item 6) and (ii) 102,365 Director Shares. The Warrants may be exercised subject to certain restrictions set forth in the terms of the Warrants and the Company's organizational documents. Certain Director Shares are subject to vesting requirements.

** The applicable percentage beneficially owned by the Reporting Persons as shown herein is computed based on an aggregate of 85,263,690 shares of Class A Common Stock outstanding as of March 4, 2019, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on March 15, 2019.

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 8, 2015 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 5, 2015 ("Amendment No. 1") and Amendment No. 2 filed with the SEC on June 23, 2016 ("Amendment No. 2," and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Overseas Shipholding Group, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 2(a)-(b), 3 and 5 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Schedule 13D is being filed by the following (each, a "Reporting Person" and collectively, the "Reporting Persons"):

	(i)	Cyrus Capital Partners, L.P. ("CCP"), a Delaware limited partnership and the advisor to certain funds (the "Cyrus Funds") who holds all discretion over the investment activities of the Cyrus Funds, with respect to the Class A Common Stock directly owned by the Cyrus Funds;

	(ii)	Cyrus Capital Partners GP, L.L.C. ("CCP GP"), a Delaware limited liability company and the general partner of CCP, with respect to the Class A Common Stock directly owned by the Cyrus Funds; and

	(iii)	Stephen C. Freidheim, a United States citizen and the principal of CCP GP, the general partner of CCP, and the investment manager to the Cyrus Funds, with respect to the Class A Common Stock directly owned by the Cyrus Funds.

Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b)	The address of each of the Reporting Persons is 65 East 55th Street, 35th Floor, New York, New York 10022.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Class A Securities (other than the Director Shares) were acquired with approximately $193,669,452 (excluding commissions) of working capital set aside by the Cyrus Funds for the general purpose of investing. No funds or consideration were borrowed or obtained for the purpose of acquiring the Class A Securities. The 102,365 Director Shares were granted to CCP by the Company pursuant to the Company's Non-Employee Director Incentive Compensation Plan in connection with Mr. Joseph Kronsberg, an employee of CCP, serving on the board of directors of the Company as a representative of CCP.

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 5.	IDENTITY AND BACKGROUND

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Class A Common Stock and percentages of the Class A Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D/A are calculated based upon 85,263,690 shares of Class A Common Stock outstanding as of March 4, 2019, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on March 15, 2019.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On March 13, 2019, the Reporting Persons purchased an aggregate of 8,585,152 shares of Class A Common Stock at $1.90 per share (excluding any brokerage commissions) in an open market transaction.

(d)	No person other than a Reporting Person or the Cyrus Funds has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Class A Common Stock beneficially owned by the Reporting Persons. Each of Cyrus Polaris LLC, CYR Fund, L.P. and Crescent 1, L.P., each of which are Cyrus Funds, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, more than 5% of the Class A Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 15, 2019

Cyrus Capital Partners, L.P.

By:	/s/ Thomas Stamatelos
Name:	Thomas Stamatelos
Title:	Authorized Signatory

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim